FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 29, 2018

Commission File Number:   001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of real property on behalf of AU Optronics (Slovakia) s.r.o., a subsidiary of AUO” dated November 29, 2018.

Item 1

AU Optronics Corp.

November 29, 2018

English Language Summary

Subject:   To announce the disposal of real property on behalf of AU Optronics (Slovakia) s.r.o., a subsidiary of AUO

Regulation:   Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2018/11/29

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

The land and the building of AU Optronics (Slovakia) s.r.o. are located at Bratislavska 517, 911 05 Trencin, Slovak Republic

2.	Date of the occurrence of the event:2018/11/29

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

The land: 196,433 square meters

The floor space of the building:120,155 square meters

Total transaction price: EUR 87,661 thousand (before tax)

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Counterparty to the trade：ZNO Slovakia s.r.o.

The relationship with the Company:None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

Anticipated profit from the disposal is approximately EUR 30,367 thousand (anticipated transaction costs have been deducted) based on the book value of the assets as of 31 October, 2018.

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment : The Buyer would deposit the payment in the escrow account. Escrow agent company would make the payment to the seller after the seller finishes the transfer of ownership.

restrictive covenants in the contract and other important stipulations: according to the agreement.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

1.	The manner of deciding on this transaction: tender invitation

2.	the reference basis for the decision on price: AU Optronics (Slovakia) s.r.o. engaged Cushman & Wakefield Property Services Slovakia, s.r.o. and Colliers International, spol. s.r.o. to appraise the assets

3.	the decision-making department: resolved by the Board of AU Optronics (Slovakia) s.r.o.

10.	Name of the professional appraisal institution and its appraisal amount:

Cushman & Wakefield Property Services Slovakia, s.r.o.：EUR 74,840 thousand

Colliers International, spol. s.r.o. ：EUR 74,100 thousand

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:No

13.	Has an appraisal report not yet been obtained?: The appraisal reports have been obtained.

14.	Reason for an appraisal report not been obtained:N/A

15.	Broker and broker's fee:

Broker：Jones Lang LaSalle, s.r.o

Broker's fee：EUR 2,458 thousand

16.	Concrete purpose or use of the acquisition or disposal:To activate assets

17.	Do the directors have any objection to the present transaction?:No

18.	Any other matters that need to be specified:No

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: November 29, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer